Exhibit 99.1

Collective Mining Discovers a New Tungsten Enriched High-Grade Subzone 300 Meters Below Surface at Apollo by Drilling 27.35 m at 37.55 g/t AuEq (1.68% WO3, 11.62 g/t Au, 54 g/t Ag, 0.43% Cu)

High-grade tungsten, gold, silver and copper mineralization has been discovered along the eastern contact of the Apollo breccia body as follows:

•	27.35m @ 37.55 g/t gold equivalent (1.68% WO3, 11.62 g/t Au, 54 g/t Ag, 0.43% Cu) from 300m below surface (APC-162)
•	APC-162 was designed to target 30 meters up-dip of previously released hole APC107-D5, which cut a tungsten rich intercept of 28.45m @ 0.80% WO3, 1.63 g/t Au, 13 g/t Ag, 0.12% Cu.
•	The new tungsten rich subzone, as defined by holes APC107-D5 and APC-162, begins at approximately 300 meters below surface and is distinct and separate from the upper tungsten rich zone in the Apollo breccia body, which covers the top 100 meters of the Apollo system from surface.
•	The new tungsten enriched subzone remains fully open down dip with follow-up drilling expected to commence in the near future.
•	Drill hole APC160-D1 has locally extended the Apollo breccia by 77 meters to the northwest beyond the current outline at 900 meters below surface by intersecting:
•	28.80m @ 1.67 g/t gold equivalent

 MIAMI, June 29, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce result for eleven holes as part of the 2026 drilling program at the Guayabales and San Antonio projects located in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "These results reinforce the exceptional scale and depth potential of the Apollo system. The discovery of a new high-grade, tungsten-enriched subzone beginning 300 meters below surface, distinct from and well below the near-surface tungsten zone, demonstrates that Apollo continues to grow in both size and metal endowment with virtually every hole we drill. With 13 rigs turning and a fully funded 2026 program, we are well positioned to continue expanding the Apollo system in multiple directions."

To date, Collective has completed 184,000 meters of diamond drilling across the Guayabales and San Antonio projects, including 120,000 meters at the flagship Apollo system, which anchors the Guayabales Project.

With US$113.3 million in cash (as of March 31, 2026), the Company is fully funded for its planned 2026 program, which envisions up to 100,000 meters of drilling. The Company presently has 13 diamond drill rigs operating across the Guayabales Project.

Details (See Table 1 and Figure 1-2)

Drill hole APC-162, collared from Pad31 and directed to the southwest, was designed as the initial follow-up hole to test for a potential up-dip extension to the Tungsten rich subzone initially intersected in hole APC107-D5, which returned 28.45m at 0.80% WO3 (see press release dated June 24, 2025). APC-162 cut high-grade mineralization with observable coarse scheelite, chalcopyrite, sporadic sphalerite and galena as follows:

  27.35m @ 37.55 g/t gold equivalent (1.68% WO3, 11.62 g/t Au, 54 g/t Ag, 0.43% Cu) from 300 meters below surface

This newly identified tungsten enriched subzone remains open down-dip along the Apollo breccia body eastern contact margin, with follow up drilling expected to commence shortly.

Drill hole APC160-D1 is the initial directional drill hole collared from mother hole APC-160D from Pad27 and was directed to the north on the breccia's western margin. The hole meaningfully expanded the breccia body by 77 meters to the northwest at 900 meters below surface with assay results as follows:

  28.80m @ 1.67 g/t gold equivalent

APC160-D1 also intersected infill mineralization along the western margin of the breccia body with results as follow:

  116.25 m @ 1.41 g/t gold equivalent from 647m below surface including 15.15m @ 2.36 g/t gold equivalent and 17.35 m @ 4.75 g/t gold equivalent and
  51.05 m @ 1.00 g/t gold equivalent from 800m below surface

Two holes, APC-167D and APC-162, were drilled into diorite host rock to the north and outside the main breccia body to improve confidence in the lower grade halo mineralization surrounding the main Apollo breccia body. Both holes intersected sheeted veinlet mineralization with better grades than the existing internal block model, with assay results as follows:

  58.00 m @ 1.03 g/t gold equivalent from 418m below surface including 7.15 m @ 3.76 g/t gold equivalent (APC-167D)
  6.70 m @ 3.90 g/t gold equivalent from 223m below surface and 13.00 m @ 6.47 g/t gold equivalent from 264m below surface (APC-162)

Holes APC160-D2, APC169-D1, APC169-D2 and APC-173 were exploratory in nature and failed to intersect any significant mineralization other than thin modest grading individual veinlets.

Table 1: Assays Results for Apollo Drill Holes APC160-D1, APC160-D2, APC-162, APC-167D, APC169-D1, APC169-D2 and APC-173

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	WO3%	AuEq g/t*
APC160-D1	433.10	549.35	116.25	1.23	11	0.02	0.11		1.41
Incl.	433.10	448.25	15.15	2.09	15	0.02	0.34		2.36
& Incl.	532.00	549.35	17.35	4.46	23	0.04	0.22		4.75
and	618.05	669.10	51.05	0.86	9	0.03	-		1.00
and	790.00	818.80	28.80	1.55	8	0.03	0.10		1.67
APC-162	194.25	200.95	6.70	3.37	34	0.03	0.44		3.90
and	250.70	251.80	1.10	21.70	25	0.03	0.34		21.51
and	267.90	269.30	1.40	30.90	56	0.05	0.73		31.01
and	296.00	309.00	13.00	5.09	12	0.04	-	0.09	6.47
and	336.40	363.75	27.35	11.62	54	0.43	-	1.68	37.55
APC-167D	392.20	450.20	58.00	0.85	10	0.01	0.18		1.03
Incl.	425.80	432.95	7.15	3.16	38	0.01	0.59		3.76
APC160-D2	Greenfield Exploratory Drill Holes with no Significant Values
APC169-D1
APC169-D2
APC-173
	*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.017 x 0.85) + (Cu (%) x 1.14 x 0.95) + (Zn (%) x 0.31 x 0.85) + (WO3 (%) x 20.74 x 0.72) utilizing metal prices of Au – US$3,000/oz, Ag – US$50/oz, Cu – US$5.0/lb, Zn – US$1.35/lb and WO3 – US$90.72/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu, 85% for Zn and 72% for WO3. AuEq (g/t) calculation considers Zn or WO3 values when Zn>0.1% or WO3>0.05% for each intercept. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024 and October 3, 2024. The recovery rate assumption for zinc is speculative as limited metallurgical work has been completed to date. True widths are between 60%-100% of the total length and grades are uncut.

Figure 1: Section of the Apollo System Highlighting the new Tungsten Enriched Subzone Discovered 300 Meters Below Surface (CNW Group/Collective Mining Ltd.)

77m expansion of the breccia body at 900m below surface (NE direction)
OPEN
OPEN
Northwestern Breccia Expansion
28.80m @ 1.67 g/t AuEq from 790.00m
Sheeted Veinlet Mineralization Outside the Breccia Body
58.00m @ 1.03 g/t AuEq from 392.20m
Incl. 7.15m @ 3.76 g/t AuEq from 425.80m
13.00m @ 6.47 g/t AuEq from 296.00m
6.70m @ 3.90 g/t AuEq from 194.25m
Pad 36
APC-167D
Infill Results on the Breccia's Western Margin
51.05m @ 1.00 g/t AuEq from 618.05m
116.25m @ 1.41 g/t AuEq from 433.10m
Incl. 15.15m @ 2.36 g/t AuEq from 234.45m &
Incl. 17.35m @ 4.75 g/t AuEq form 532.00m
Pad 31
APC160-D1
APC-162
Significant Vertical Extension of High-Grade Tungsten Mineralization (300m Below Surface)
27.35m @ 37.55 g/t AuEq from 336.40m
(1.68% WO3, 11.62 g/t Au, 54 g/t Ag, 0.43% Cu)
Apollo Breccia Body Outline
APC-160D
Pad 27
0
200
Meters
N
Legend
New Assay Result
AuEq (g/t)
> 2
1 - 2
0.5 - 1
0.2 - 0.5
< 0.2

Figure 2: Plan View of the Apollo System Highlighting Drill Holes Announced in this Release (CNW Group/Collective Mining Ltd.)

1 cm

12.75% WO_3

1 cm

4.84% WO_3, 73.10 g/t Au, 298 g/t Ag, 4.09% Cu

1 cm

6.70% WO_3, 74.10 g/t Au

1 cm

3.51% WO_3, 42.30 g/t Au

Figure 3: Core Photos Under Ultra-Violet Light Illuminating Coarse Scheelite (Tungsten) in Drill Hole APC-162 (CNW Group/Collective Mining Ltd.)

N
San Antonio Project
Pound Target
2.5 Kilometres
Guayabales Project
3.5 Kilometres
Trap Target
COP Target
Hydro Power Line
Dollar Target
Apollo System
Potential Site for Mine Infrastructure
3.5 Kilometres
Aris Mining's multi-million ounce Marmato gold deposit. In construction targeting 200,000oz/pa beginning late 2026
Panamerican Highway
1.75 Kilometres
0
1000
Meters
Legend
Major Mineralized System
Target
Discussed in this release

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo System (CNW Group/Collective Mining Ltd.)

San Antonio Drill Holes (See Table 2)

Four exploratory drill holes (SAC-36, SAC-37, SAC-38 and SAC-39) were collared from Pad15 and Pad16 at the Dollar target, which locates in the southern portion of the San Antonio Project approximately 700 meters to the south of the deep porphyry discovery made at the Pound target. Modest porphyry-related vein mineralization was encountered in two of the holes with assay results as follows:

  0.90m @ 962 g/t Ag, 0.98 g/t Au, 0.15% Cu and 0.58% Zn from 101.40 meters down hole and;
  2.00m @ 14.15 g/t Au from 471.35 meters down hole (SAC-36)
  29.20m @ 1.28 g/t Au, 11 g/t Ag and 0.30% Zn from 246.30 meters down hole including;
              5.95 m @ 3.51 g/t Au, 1.03% Zn from 269.55 meters down hole (SAC-39)

The Company is evaluating the San Antonio Project to assess its exploration potential and define priority targets ahead of future field work.

Table 2: Assays Results for San Antonio Drill Holes SAC-36, SAC-37, SAC-38 and SAC-39

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %
SAC-36	101.40	102.30	0.90	0.98	962	0.15	0.58
and	471.35	473.35	2.00	14.15	9	-	-
SAC-37	No significant values
SAC-38
SAC-39	246.30	275.50	29.20	1.28	11	0.04	0.30
Incl.	269.55	275.50	5.95	3.51	12	0.02	1.03
	Composite widths are presented as core lengths. Additional drilling will be required to confirm the geometry of the mineralized zones, with not enough drilling to estimate the true width of the zone. No grade capping has been applied and internal and continuous dilution of up to 20% below a cutoff grade of 0.30 g/t Au may be included within the total interval.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new outcropping Northern Apollo Oxidized area, drill the recently granted license covering the northwestern extension of the Trap target, and drill a series of greenfield generated targets across the property.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading, Independent Consultant, is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and has approved of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole. Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveCNL) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 29-JUN-26